

Mail Stop 4720

August 27, 2009

By U.S. Mail and Facsimile to (617) 848-4390

John K. Bray
Chief Financial Officer
New Star Financial, Inc.
500 Boylston Street, Suite 1600
Boston, Massachusetts 02116

      Re: NewStar Financial, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2008
               Form 10-Q for the Period ended March 31, 2009
               Form 10-Q for the Period ended June 30, 2009
               File No. 001-33211

Dear Mr. Bray:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the period ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Years ended December 31, 2008, 2007 and 2006, page 32

1.   We refer to the "Provision for credit losses" section on page 36 that states the
        increase in the provision to $38 million in 2008 as compared to $20 million for
        2007 was mainly due to $31 million of specific provisions for impaired loans and
        to the growth of your loan portfolio growth.   Please tell us and revise this section
        in future filings to discuss the reasons why this increase in specific and general
        provisions was necessary and how it considered the following:

        •   The specific type and credit risk characteristics of the loans that resulted in the
            $18 million increase in the provision in 2008 taking into consideration the 12
            impaired loans totaling $113 million discussed in the "Asset Quality and
            Allowance for Loan Losses" section on page 40.

        •   Approximately 78% of your loan portfolio includes balloon and bullet
            transactions that require either small or no principal payments over the term of
            the loan. Refer to the last risk factor on page 13.

        •   Recent events in the financial and real estate markets that have affected your
            loan portfolio. Refer to Note 4 on page 71 that states you grant commercial
            and real estate customers throughout the United States whose debt repayment
            ability may be affected by adverse economic conditions or events in specific
            industries.

        •   The $15.1 million or 438% increase in net charge-offs in 2008 compared to
            2007.

        •   The extent to which the provision considered the liquidity and expected cash
            flows of the borrowers and the nature and the fair value and geographical
            location of the underlying collateral. Consider in your response the risk factor
            on page 13 that states you make loans primarily to privately-owned small and
            medium-sized companies of which many do not publicly report their financial
            condition.

Critical Accounting Policies, page 47

2.   We refer to the "Valuation of Investments in Debt Securities" section on page 50
        that states that as of December 31, 2008 you had completely written off your
        RMBS products that had previously exposed you to changes in the credit
        performance of the mortgages underlying these investment securities.   Please
        revise this section in future filings to disclose that you sold $114 million of the
        RMBS securities holdings to an off-balance sheet financial vehicle. Also refer to
        Note 7, Residual Interest.

Asset Quality and Allowance for Loan Losses, page 40

3.   Tell us and in future filings describe the nature and extent of any potential
        problem loans which are not now disclosed as nonperforming loans for which the
        Company has serious doubts as to the ability of the borrowers to comply with the
        present loan repayment terms. Refer to Item III.C.2 of Industry Guide 3.

Financial Statements for the three-year period ended December 31, 2008

Note 3,   Fair Value, page 67

4.   We refer to the table on page 69 that presents assets and liabilities measured on a
        recurring and nonrecurring basis and the level of input in the SFAS 157 valuation
        hierarchy.   Please tell us and in future filings revise this section to explain if the
        "Loans, net" caption on a nonrecurring basis for $18 million refers to impaired
        loans. If so, reconcile this amount to the impaired and non-accrual loans totaling
        $113 million and $61 million in Note 4 on page 70.

5.   We refer to the table of changes in Level 3 recurring fair value measurements on
        page 70. Please tell us and in future filings revise this section to discuss the
        following:

        •   Describe the event(s) that occurred during 2008 which resulted in a reduction
            of $30 million in Level 3 inputs regarding Investments in Debt Securities
            Available-for-Sale.

        •   Explain why the ending balance of the table of changes is dated September
            30, 2008 and not as of December 31, 2008.

Note 7, Residual Interest, page 74

6.   We note in June 2007 you sold securities and loans with amortized cost of $188
        million, including $114 million of RMBS holdings to a third party and recorded a
        $4.4 million loss on the transaction and a $31 million loss on your residual
        interest. We also note investors have no recourse to your other assets if the
        debtors fail to pay or do not receive their contractual return.   Please tell us and in
        future filings disclose whether you have accounted for the securitization
        transaction under FIN46(R) or under SFAS 140 and your basis for considering the
        securitization transaction qualified for off-balance sheet treatment under the
        relevant accounting guidance. Consider in your response the following:

        •   Assuming the off-balance sheet financial vehicle is an SPE under FIN46(R),
            please state your basis for concluding that you are not the primary beneficiary
            of the securitization trust considering you appear to continue to participate in

the rights to residual rewards of the off-balance sheet securitization trust through the future cash flows after the investors receive their contractual return.

- We note you state the loss for 2008 was driven by the impact on cash flows related to the deteriorating performance of the underlying RMBS collateral assets. Assuming the securitization trust is a QSPE under SFAS 140, please tell us how you considered paragraph 41 of SFAS 140 which states that an entity cannot be a QSPE if it receives from a transferor significant secured financial asset(s) that are likely to default with the expectation that it will foreclose on and profitably manage the secured nonfinancial asset.

- We note that 60% of the financial assets transferred to the off-balance sheet financial vehicle consisted of $114 million of RMBS holdings with actual or potential impairments to the underlying real estate collateral. Refer also to Note 6, Investments in Debt Securities Available-for-Sale on page 73 that states nine RMBS securities determined to be other-than-temporarily impaired were sold. Please tell us and disclose any contractual conditions or related contemporaneous agreements that require the Company to:

  o Repurchase non-performing assets transferred to the QSPE.

  o Substitute non-performing loans and OREOs transferred to the QSPE for similar performing mortgages in the Company's on-balance sheet portfolio.

  o Reimburse the QSPE for costs incurred related to the disposition of the non-performing loans.

  o Incur in credit enhancements such as cash collateral accounts to investors for reimbursement of chargeoffs of uncollectible loans.

Note 16, Financial Instruments with off-balance sheet risk, page 87

7. We note that interest mitigation products such as interest rate swap, caps and floors had a notional value of $545 million in 2008 and $556 million in 2007. We also note the "Off-Balance Sheet Arrangements" section on page 47 states your interest rate risks related to customer derivatives is mitigated by entering into similar derivatives having offsetting terms with counterparties with the above stated notional value in 2008. Please tell us and in future filings provide the following information as applicable:

- Discuss any material differences in accounting treatment between the interest mitigation products in Note 16 and the interest rate swaps with a notional value of $12 million designated as cash flow hedges discussed in Note 8, Derivative Financial Instrument Hedging Activities, on page 75.

- Disclosures required by paragraphs 44 to 47 of SFAS 133 for each type of derivative product used for interest mitigation that total the $545 million of notional value but is not included as part of the hedging derivatives disclosure in Note 8.

Note 17, Income Taxes, page 88

8.   We note you state that based on the projected future taxable income over the period in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. Please provide us with an analysis of the positive and negative evidence considered under paragraphs 23 to 25 of SFAS 109 that supports your conclusion that no valuation allowance was necessary as of December 31, 2008. Consider in your response that although the Company had pre-tax net income of $39.5 million in 2008 it incurred pre-tax losses of $10.6 million and $29.6 million in 2007 and 2006 and has incurred consecutive pre-tax losses of $6.6 million and $24.9 million during the three and six-month periods ended June 30, 2009.

Form 10-Q for the period ended June 30, 2009

Management's Discussion and Analysis of Financial Condition

Borrowings and Liquidity, page 33

9.   Revise this section in future filings to discuss the impact on your access to cash due to the reduced amounts available under your credit facilities combined with the reduced advance rates for originated loans.

Note 2, Summary of Significant Accounting Policies, Recently Adopted Standards, page 7

10.   Considering FSP FAS 115-2 and FAS 124 is effective for interim and annual periods ending after June 15, 2009, please tell us how you implemented the criteria for evaluating whether an impairment of a debt security is other than temporary. Consider in your response that you statement in Note 6 on page 14 that you have the ability and intent to hold these securities until a recover of fair

value does not appear to consider the revised "more likely than not" evaluation methodology in paragraph 21 of this FSP.

11.   Tell us and discuss in future filings how you implemented FSP FAS 99-20-1 which was effective for interim and annual periods ending after December 15, 2008.

Note 6, Investments in Debt Securities, Available-for-Sale, page 14

12.   We note the Company has no debt securities that had gross unrealized losses with a duration of twelve months or more as of December 31, 2008 and June 30, 2009. Please tell us and discuss in future filings why the gross unrealized losses of $1.5 million with a duration of less than twelve months as of December 31, 2008 did not form part of the gross unrealized loss with a duration of twelve months or more as of June 30, 2009. Consider in your response the following:

- The Company did not sell any debt securities during the six months ended June 30, 2009.

- The fair value of the securities with unrealized losses decreased to $2.97 million as of June 30, 2009 as compared to $3.03 million as of December 31, 2008.

- The requirements of paragraph 9 of FSP FAS 107-1 and APB 28-1 with respect to disclosing the methods and significant assumptions used to estimate the fair value of the financial instruments in interim periods.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Edwin Adames, Staff Accountant, at (202) 551-3447, or Amit Pande, Accounting Branch Chief, at (202) 551-3419 if you have any questions regarding accounting-related comments. For all other questions, contact Gregory Dundas, Attorney-Adviser, at (202) 551-3436 or me at (202) 551-3419.

Sincerely,

Christian Windsor
Special Counsel